Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Holbrook Limited	Hong Kong
Phillipsburg Limited	Hong Kong
Deckers Consumer Direct Corporation	USA (Arizona)
Deckers International Limited	Bermuda
Deckers Macau Limited	Macau
Deckers Europe Limited	United Kingdom
Deckers Asia Pacific Limited	Hong Kong
Deckers UK, LTD	United Kingdom
StellaDeck Fashion Limited	Hong Kong
Beijing StellaDeck Fashion Co., Ltd	China
Deckers Japan GK	Japan
Deckers Outdoor (Guangzhou) Consulting Co., Ltd	China
Deckers Dutch Coöperatie	Netherlands
Mozo, Inc.	USA (Colorado)
Mozo, Inc.	USA (Delaware)
Deckers Benelux BV	Netherlands
Deckers France SAS	France